

March 31, 2011

Michael A. Carpenter
Chief Executive Officer
Ally Financial Inc.
200 Renaissance Center
P. O. Box 200
Detroit, MI 48265-2000

> **Re:** **Ally Financial**
> **Registration Statement on Form S-4**
> **Filed March 18, 2011**
> **File No. 333-172942**

Dear Mr. Carpenter:

We have limited our review of your registration statement to those issues we have addressed in our comments. We have also reviewed your letter, dated March 29, 2011 where you responded to our comments dated March 24, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed March 18, 2011
General

1.   We note your response to comment one of our letter dated March 24, 2011 regarding your status as a well-known seasoned issuer and eligibility to use Form S-3 pursuant to General Instruction 1.D. of Form S-3. However, a company that "meets the requirements for use of Form S-3" as defined by General Instruction B.1 of Form S-4 and thus may incorporate documents by reference, is a company that meets the requirements of General Instruction 1.A. of Form S-3 and either General Instruction 1.B.1, 1.B.2 or 1.C of Form S-3.

Therefore we do not find your response to comment 1 sufficient to show that you "meet the requirements for use of Form S-3" as that standard is defined by General Instruction B.1 of Form S-4. Please revise your registration statement as appropriate.

Description of the New Notes, page 34

2.   We note your response to comment two of our letter dated March 24, 2011 regarding
your disclosure of the material terms of your debt senior to the new Notes. As noted
above, you do not appear to be able to incorporate your Annual Report on Form 10-K for
the year ended December 31, 2010 by reference. Consequently, as previously requested,
under a new caption "Description of Secured Indebtedness," or something similar, please
describe in reasonable detail the terms of your senior debt.

Exhibit 5.1

3.   We note your response to comment three of our letter dated March 24, 2011. Whether
GMAC International Holdings B. V. has the authority to guarantee another corporation's
debt and whether it has taken the corporate actions necessary for it to enter into the
indenture is a matter of Dutch law. Therefore please revise your opinion to include
Dutch law, or provide a second opinion by local counsel. The opinion should cover the
applicable statutory provisions, the rules and regulations underlying those provisions, and
applicable judicial and regulatory determinations of the State of Delaware as well as The
Netherlands.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: *(by facsimile only)*
        Richard A. Drucker
        Davis Polk & Wardwell LLP
        Fax: (212) 701-5800